               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                    (Amendment No. 1)<F1>

                       AMB Financial Corp.
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                           001984103
                         (CUSIP Number)

                         Jerome H. Davis
                  c/o David M. Perlmutter, Esq.
           200 Park Ave., Suite 4515, New York, NY 10166
                          (212) 986-4900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         January 30, 1997
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box / /.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on following pages)
_________________________
<F1>
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 14 Pages

CUSIP No. 001984103
_________________________________________________________________
1.   Name of Reporting Person                Jerome H. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                 15,000
Shares         8.  Shared Voting
Beneficially       Power                             91,600*<F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                             15,000
ing Person     10. Shared Dispositive
with               Power                             91,600*<F2>
_________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                 106,600*<F2>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           9.98%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F2>
*    See Items 5(a) and 5(b) of this Statement.






                             Page 2 of 14 Pages

CUSIP No. 001984103
_________________________________________________________________
1.   Name of Reporting Person                Susan B. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                            106,600*<F3>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                            106,600*<F3>
________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                 106,600*<F3>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           9.98%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F3>
* See Items 5(a) and 5(b) of this Statement. For purposes of this Statement, Susan B. Davis may be deemed, pursuant to Rules 13d-3(a)(1) and 13d-3(a)(2) under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 15,000 shares of the Company's Common Stock, par value $.01 per share, held in the name of her husband, Jerome H. Davis.

                             Page 3 of 14 Pages

          This is Amendment No. 1 to the Statement on Schedule 13D (this "Statement") of Jerome H. Davis with respect to the Common Stock, par value $.01 per share ("Common Stock") of AMB Financial, Corp., a Delaware corporation ("AMB Financial"), as submitted for filing with the Securities and Exchange Commission on April 1, 1996.

         This Amendment No. 1 sets forth, in its entirety, the information contained in Mr. Davis' Statement with regard to the Common Stock of AMB Financial, as required pursuant to the provisions of Rule 13d-2(c) under the Securities Exchange Act of 1934, as amended and for purposes hereof "Rule 13d-2(c)." Information contained in this Amendment No. 1 which comprises a part of this Statement as originally filed is identified below where applicable.

Item 1.   SECURITY AND ISSUER.

          The information set forth below was disclosed in Item 1 of the original Statement, and is restated herein as required pursuant to Rule 13d-2(c).

         "The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the Common Stock, par value $.01 per share ("Common Stock") of AMB Financial Corp., a Delaware corporation ("AMB Financial") with its principal executive offices located at 8230 Hohman Avenue, Munster, Indiana 46321."

Item 2.  IDENTITY AND BACKGROUND.

          The information set forth below was disclosed in Item 2 of the original Statement, and is restated herein as required pursuant to Rule 13d-2(c).

         "(a) This Statement is jointly filed by Susan B. Davis and Jerome H. Davis, wife and husband.

         (b)  Residence:  11 Baldwin Farms North, Greenwich,
    Connecticut 06831.

         (c) Mrs. Davis is an investor in antiques operating out of her home. Mr. Davis is a self-employed investment analyst and works out of his home.

         (d) During the last five years, neither Mr. Davis nor Mrs. Davis have been convicted in a criminal proceeding
    (excluding traffic or similar misdemeanors).




                               Page 4 of 14 Pages

         (e) During the last five years, neither Mr. Davis nor Mrs. Davis has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Davis and Mrs. Davis are each citizens of the United States."

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          A. The information set forth in the following paragraph was disclosed in Item 3 of the original Statement, and is restated herein pursuant to Rule 13d-2(c).

         "Pursuant to a stock subscription for Common Stock of AMB Financial, Mrs. Davis paid $100,000.00 for an aggregate of 10,000 shares of Common Stock. Additionally, Mr. Davis paid an aggregate of $158,437.50 for an aggregate of 15,000 shares of Common Stock owned by him. Mr. and Mrs. Davis also paid an aggregate of $916,218.75 for an aggregate of 87,000 shares of Common Stock owned by them. Except for the Common Stock obtained through a subscription, all shares were purchased in over-the-counter transactions through standard brokerage accounts maintained by Mr. and Mrs. Davis. All shares were purchased with personal funds of Mr. and Mrs. Davis."

          B. Item 3 of the Statement is hereby further supplemented by the addition of the following information:

         "Following her acquisition of 10,000 shares of Common
    Stock pursuant to a stock subscription, Mrs. Davis transferred such shares to a joint account maintained by her and Mr. Davis."













                               Page 5 of 14 Pages

Item 4.   PURPOSE OF TRANSACTION.

          The information set forth in Item 4 of the Statement is hereby amended and restated in its entirety to read as follows:

         "Mr. and Mrs. Davis originally acquired the shares of Common Stock for investment and without any purpose of changing or influencing the control of AMB Financial. Based on Mr. Davis' review of AMB Financial's December quarterly results, Mr. and Mrs. Davis now believe that AMB Financial must implement several measures to enhance shareholder value. Such measures along with Mr. Davis' several concerns regarding AMB Financial's recent financial performance are discussed in his January 30, 1997 letter to each member of its Board of Directors. A copy of Mr. Davis' letter to Clement B. Knapp, Jr., Chairman of AMB Financial's Board of Directors, is attached hereto as Exhibit No. 2.

         In his letter, Mr. Davis states his belief that the directors of AMB Financial must take prompt action to enhance shareholder value since its recent financial performance will not otherwise support any increase in the price of the Common Stock.

         Mr. Davis advises AMB Financial's directors to implement the following measures: i) substantially reduce expenses, ii) repurchase additional shares at prices up to 100% of book value ($14.21), iii) declare a large special dividend (taxable or otherwise), and iv) seek a merger with a financial institution, which will reward shareholders with a sale price much higher than what they can obtain based on AMB Financial's recent performance.

         As indicated, Mr. Davis proposals are in direct response to AMB Financial's substandard performance as evidenced in its recent December quarterly results. Such results reveal the following:

         1) LOW RATE OF EARNINGS. AMB Financial's poor earnings of only $173,000 net would be even worse at $138,000 net, if the 2 non-recurring income items of $27,000 each (before tax) are excluded. This reflects earnings of just $.13 per share and an annual rate of $.52 (core). At this rate, the Common Stock trades at a very rich 25 times earning. By this measure the price of the Common Stock will not rise, and may even materially decrease.

         2) POOR RETURN ON EQUITY. AMB Financial's return on equity remains low at the 4-5% level. At this level, the price of the Common Stock will not increase.

                               Page 6 of 14 Pages

         3) BOOK VALUE. The Common Stock no longer trades "cheap" to book value. The book value per share of $14.21 is below the same per share figure (pro-forma) at March 31, 1996 of $14.36. Moreover, the current book value per share is lower that the book value per share of $14.48 at December 31, 1996, even though there are less shares outstanding.
    Mr. Davis questions where AMB Financial's equity is going.

         4) HIGH EXPENSES. AMB Financial's expenses are exorbitant at 3.17% when annualized for the quarter ending
    December 31, 1996. This is the highest in the past four quarters.

         5) HIGH EFFICIENCY RATIO. AMB Financial's efficiency ratio is extremely high at 72%, and up from 65% at September
    30, 1996 and 66% at June 30 ,1996.

         6) CAPITAL RATIO. AMB Financial maintains an excessive capital ratio of 17.6%. Mr. Davis advises that this capital should be returned to AMB Financial's shareholders to significantly improve its ROE, to reward shareholders with cash for reinvestment, and to materially improve the profile of AMB Financial to a potential acquiror.

         Mr. Davis concludes his letter by reiterating his recommendations to AMB Financial to reduce expenses, repurchase stock and declare a large special dividend now. If AMB Financial's ROE and earnings continue to lag after these measures are implemented, it should explore strategic alternative in accordance with its fiduciary duty to its shareholders.

         Mr. Davis plans to engage in further communications and discussions with AMB Financial's Board of Directors, and management regarding the matters discussed in his letter.

         Other than as described above, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of
    Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors. The disposition of Common Stock, as set forth on Schedule A hereto, reflects investment decisions consistent with the purpose for which such shares of Common Stock were acquired."




                               Page 7 of 14 Pages

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          The information set forth in the following Paragraphs
(a) through (e) of Item 5 is hereby amended and restated in its entirety to read as follows:

         "(a) The aggregate number of shares of Common Stock deemed to be beneficially owned by Mr. and Mrs. Davis for the purposes of this Statement is 106,600 shares, representing 9.98 percent of the outstanding shares of Common Stock based on 1,067,919 shares of Common Stock disclosed by AMB Financial as outstanding on January 30, 1997. Of such shares, 15,000 (1.40%) are held in the name of Mr. Davis, and 91,600 (8.58%) are held in the name of Mr. and Mrs. Davis.

         (b) (i) Subject to the matters referred to in paragraph (a) hereof, Mr. Davis has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 15,000 shares of Common Stock owned by him, and shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 91,600 shares of Common Stock jointly owned by him and Mrs. Davis.

              (ii) Subject to the matters referred to in paragraphs (a) and (b)(i) hereof, Mrs. Davis has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 91,600 shares of Common Stock jointly owned by her and Mr. Davis, and may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 15,000 shares of Common Stock owned by Mr. Davis.

         (c) A description of all transactions in the shares of Common Stock which have been effected jointly and/or separately by Mr. and Mrs. Davis is set forth in Schedule A attached hereto and is incorporated herein by reference.

         (d) and (e) - Not applicable."













                               Page 8 of 14 Pages

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

          The information set forth below was disclosed in Item 6 of the original Statement, and is restated herein pursuant to Rule 13d-2(c).

         "There are no relevant contracts, arrangements, undertakings or relationships between Mr. and/or Mrs. Davis (except that Mr. Davis and Mrs. Davis are husband and wife and Mr. Davis generally directs Mrs. Davis' investment decisions with respect to any of the securities) and/or with any other person with respect to any securities of AMB Financial."

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

          A.   The information set forth below regarding Exhibit
1 was disclosed in Item 7 of the original Statement, and is restated herein pursuant to Rule 13d-2(c).

         "1.  Joint Filing Agreement between Jerome H. Davis and
    Susan B. Davis."

          B. The information in Item 7 is hereby supplemented by the addition of the following:

         "2. Letter dated January 30, 1997 from Jerome H. Davis to Clement B. Knapp, Jr., Chairman of the Board of Directors of AMB Financial. Identical letters were also sent all of AMB Financial's other directors."





















                       Page 9 of 14 Pages

Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this amendment is true, complete and correct.

                    1/31/97        Jerome H. Davis
                      Date           (Signature)

                    1/31/97        Susan B. Davis
                      Date           (Signature)








































                       Page 10 of 14 Pages

                           Schedule A
          Information with Respect to Transactions in the
               Common Stock of AMB Financial Corp. by
                 Jerome H. Davis and Susan B. Davis
Date of         No. of Shrs    Price Per Shr    Where    How
Transa-         Purchased      (excl. commis-   Trans-   Trans-
tion            (Sold)         sions)           acted    acted

Susan D. Davis:

1.  4/1/96      10,000         $10.00           AMB     Stock
                                                Fin'l    Subsc-
                                                Corp.    ription
Jerome H. Davis:

2.  4/1/96      15,000          10.5625         OTC      **<F4>

Mr. and Mrs. Davis:

3.  4/1/96      20,000          10.50           OTC      **<F4>

4.  4/1/96      23,500          10.50           OTC      **<F4>

5.  4/1/96      24,000          10.5625         OTC      **<F4>

6.  4/1/96     19,500          10.5625         OTC      **<F4>

7.  1/30/97    (5,400)         13.25           OTC      **<F4>




__________________________________

<F4>
**   Transaction effected in the over-the-counter market ("OTC")
through a standard brokerage account maintained by Mr. and/or
Mrs. Davis.
</FN

          The transaction listed in No. 7 has not been previously reported on Schedule A. In addition the shares of Common Stock acquired by Mrs. Davis and as listed in No. 1 of Schedule A were transferred to a joint account maintained by her and Mr. Davis following such acquisition.


                        Page 11 of 14 Pages